LECG Corporation

80 Lancaster Avenue

Devon, PA  19333

(610) 254-0700

September 24, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Ms. Sonia Gupta Barros, Special Counsel

RE:                            LECG Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 15, 2010

File No.: 000-50464

Ladies and Gentlemen:

We received your comment letter dated September 10, 2010 regarding our Form 10-K for the fiscal year ended December 31, 2009.

We expect to submit our response no later than October 8, 2010, which will allow sufficient time for an internal review of our response at all appropriate levels.

Thank you.

Sincerely,

/s/ Yuri Rozenfeld

Yuri Rozenfeld
Executive Vice President and General Counsel